UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

NOTICE TO SHAREHOLDERS

Declaration and payment of Dividends and Interest on Equity

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on the present date, approved the Board of Executive Officers’ proposal, ad referendum of the Ordinary General Meetings of the Company’s shareholders to be held on 2022 and 2023 respectively, for the distribution of:

(a) Interim Dividends in the total amount of R$ 1,300,000,000.00 (one billion, three hundred million reais), pursuant to the article 37, item I and II, of the Company's Bylaws, calculated based on the balance sheet of December 31, 2021; and

(b) Interest on Company’s Equity, pursuant to Articles 17, item XVIII, and 37, second paragraph of the Company's Bylaws based on the balance of the Dividend Equalization Reserve, in the gross amount of R$ 1,700,000,000.00 (one billion and seven hundred million reais), which, after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 1,445,000,000.00 (one billion four hundred and forty five million reais), except for immune and/or exempt shareholders:

Shares	Interim Dividends (per share)	Interest on Equity (gross value) (per share)	Interest on Equity (after tax) (per share)
ON (Common)	0.16595317205	0.21701568653	0.18446333355
PN (Preferred)	0.18254848926	0.23871725519	0.20290966691
Unit(*)	0.34850166131	0.45573294172	0.38737300046

(*) One (1) Unit is comprised of 1 (one) Common Share and 1 (one) Preferred Share

The shareholders entitled for the Dividends and Interest on Company’s Equity approved will be the ones registered in the Company’s books at the end of February 10th, 2022 (including). Therefore, as of February 11th, 2022 (including) the Company’s shares shall be traded “Ex-Dividends and Interest on Equity”.

[Free English Translation]

The amount of these the Dividends approved will be paid as of March 4th, 2022 and fully considered within the amount of mandatory dividends to be distributed by the Company for the year 2021, without any compensation as monetary indexation.

The amount of these and Interest on Company’s Equity approved will be paid as of March 4th, 2022 and fully considered within the amount of mandatory dividends to be distributed by the Company for the year 2022, without any compensation as monetary indexation.

Regarding holders of the Company’s American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE, the payment will be carried out by The Bank of New York Mellon, depositary bank of the ADRs.

Information regarding the US Record Date, payment date, or any further information may be obtained at www.adrbnymellon.com.

São Paulo, February 01, 2022.

Angel Santodomingo Martell

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 1, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer